September 28, 2022

VIA EDGAR

Christopher Wall
David Gessert
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Noah Holdings Limited Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 6, 2022 File No. 001-34936

Dear Mr. Wall and Mr. Gessert:

This letter sets forth the response of Noah Holdings Limited (the “Company”) to the comments contained in the letter dated September 15, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F filed on April 6, 2022

Item 3. Key Information, page 4

1.	We note your disclosure in the second paragraph on page 5 that your auditor is currently not inspected by the PCAOB. In future filings, please expand to disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and provide a cross-reference to the related risk factor on page 34.

Response:

The Company acknowledges the Staff’s comments. In response to the Staff’s comments, the Company respectfully advises the Staff that it intends to revise the disclosure in the second paragraph on page 5 of the 2021 Form 20-F in future filings. For details, see the Company’s responses to the second bulletpoint of Comment 2 below.

Summary Risk Factors, page 5

2.	In future filings, please expand and revise your summary of risk factors disclosure related to your corporate structure and being based in or having the majority of the company’s operations in China. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. Without limitation, your revised disclosure should address the following:

•	Relocate the Risks Related to Corporate Structure and the Risks Related to Doing Business in China sections to the front of the summary and detailed risk factor sections;

Response:

The Company acknowledges the Staff’s comments and will follow the Staff’s instructions in future filings.

•	Describe the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities;

Response:

The Company acknowledges the Staff’s comments. In response to the Staff’s comments, the Company respectfully advises the Staff that it intends to revise the disclosure in the second paragraph on page 5 of the 2021 Form 20-F in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

We face various legal and operational risks and uncertainties associated with being based in and having our operations primarily in China and the complex and evolving PRC laws and regulations. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on United States or other foreign exchange outside of China. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our Consolidated Affiliated Entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The PRC government may also intervene or influence our operations at any time where we are not or might not be compliant with the PRC laws and regulations. The PRC government has also recently indicated an intent to exert more oversight and control over offerings and listings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Furthermore, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental authorities’ significant authority in regulating our operations and their oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.”

In addition, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in our ADSs on a national securities exchange or in the over the counter trading market in the U.S. may be prohibited if the PCAOB determines that it is unable to inspect or fully investigate our independent registered public accounting firm for three consecutive years beginning in 2021. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our independent registered public accounting firm is subject to the determinations that the PCAOB is unable to inspect or investigate completely. On April 12, 2022, we were identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. ~~since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.~~ As a result, our ADSs may be delisted under the HFCA Act ~~Holding Foreign Companies Accountable Act~~. Moreover, on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Statement of Protocol, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The PCAOB is expected to reassess its determinations for purposes of the HFCA Act by the end of 2022 although there is no guarantee as to the results of the PCAOB’s inspections and investigations under such framework agreement. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.” ~~Also, the PRC governmental authorities have recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”~~

The Company also intends to revise the disclosure in the third paragraph on page 5 of the 2021 Form 20-F in future filings as follows, with the added disclosure underlined for ease of reference:

You should carefully consider all of the information in this annual report before making an investment in the ADSs. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

•	Describe risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;

Response:

The Company acknowledges the Staff’s comments. In response to the Staff’s comments, the Company respectfully advises the Staff that it intends to add the following paragraph to page 5 of the 2021 Form 20-F in future filings:

Additionally, uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us. The PRC legal system is a civil law system based on written statutes. Unlike the common law system in United States, prior court decisions may be cited for reference but have limited precedential value. Since China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental authorities’ significant authority in regulating our operations and their oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.”

•	Revise to discuss enforcement of civil liabilities in the Cayman Islands and in China in Item 3 of your annual report, state whether you have obtained the advice of Cayman Islands and PRC counsel with respect to determinations as to enforceability and include a related summary risk factor; and

Response:

The Company acknowledges the Staff’s comments. In response to the Staff’s comments, the Company respectfully advises the Staff that it intends to add the following paragraphs to page 5 of the 2021 Form 20-F in future filings:

Enforceability of Civil Liabilities

Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that the courts of the Cayman Islands are unlikely to:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	in original actions brought in the jurisdiction of the Cayman Islands, impose liabilities against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

Maples and Calder (Hong Kong) LLP has informed us that in those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, and (e) is not inconsistent with a Cayman Islands judgment in respect of the same manner, impeachable on the grounds of fraud and is not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

We have been advised by Zhong Lun Law Firm, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign civil judgments. In addition, some of our directors and senior executive officers reside within China for a significant portion of the time and are PRC nationals. Furthermore, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it may be difficult or impossible for our shareholders to effect service of process upon us or these persons inside China, and it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and the PRC Law on Choice of Law for Foreign-related Civil Relationships, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or ordinary shares.

For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. authorities to bring and enforce actions in the PRC may also be limited.”

The Company also intends to revise the disclosure under “the summary of the principal risks and uncertainties” of the 2021 Form 20-F in future filings as follows, with the added disclosure underlined for ease of reference:

Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Our ADSs

•	The market price for our ADSs may continue to be volatile.

•	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

•	There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.

•	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

•	Techniques employed by short sellers may drive down the trading price of our ADSs.

•	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

•	You may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. authorities to bring and enforce actions in the PRC may also be limited.

•	Revise the risk factors on page 50 and 51, as appropriate, to make corresponding disclosure with respect to counsels' determinations.

Response:

The Company acknowledges the Staff’s comments. In response to the Staff’s comments, the Company respectfully advises the Staff that it intends to revise the risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. authorities to bring and enforce actions in the PRC may also be limited.” and the risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct the majority of our operations in mainland China and all of our directors and officers reside outside the United States.” of the 2021 Form 20-F in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

You may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. authorities to bring and enforce actions in the PRC may also be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in the PRC and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for our shareholders to effect service of process or bring an action against us or against them in the United States in the event that our shareholders believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, the U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the Cayman Islands or the PRC.

~~In addition, shareholder claims that are common in the United States, including securities law class actions and fraud claims, may be difficult to pursue as a matter of law or practicality in the PRC. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case, and that there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. and other shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. and other shareholders, only by virtue of holding our ADSs, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.~~

~~You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct the majority of our operations in mainland China and all of our directors and officers reside outside the United States.~~

We have been advised by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that in those circumstances, although there is no statutory enforcement ~~recognition~~ in the Cayman Islands of judgments obtained in the United States ~~(and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments)~~, the courts of the Cayman Islands will~~, at common law,~~ recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without ~~reexamination of~~ retrial on the merits ~~underlying the dispute~~ based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given, provided certain conditions are met. For a foreign money judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be (i) in respect of taxes or a fine or penalty ~~or similar fiscal or revenue obligations~~, (ii) inconsistent with a Cayman Islands judgment in respect of the same matter, (iii) impeachable on the grounds of fraud or (iv) obtained in a manner, nor be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Our corporate affairs are governed by our Memorandum and Articles, as amended and restated from time to time, and by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

We have been advised by Zhong Lun Law Firm that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign civil judgments. In addition, some of our directors and senior executive officers reside within China for a significant portion of the time and are PRC nationals. According to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it may be difficult or impossible for our shareholders to effect service of process upon us or these persons inside China, and it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Furthermore, shareholder claims that are common in the United States, including securities law class actions and fraud claims, may be difficult to pursue as a matter of law or practicality in the PRC. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case, and that there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. and other shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. and other shareholders, only by virtue of holding our ADSs, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

In addition, as a company primarily operating in mainland China, there are significant legal and other obstacles for U.S. authorities to obtaining information needed for investigations or litigations. Similar limitations apply to the pursuit of actions against individuals, including officers, directors and individual gatekeepers, who may have engaged in fraud or other wrongdoing. Moreover, local authorities often are constrained in their ability to assist U.S. authorities and overseas investors more generally.

As a result, our public shareholders and holders of our ADSs may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders and limited remedies than shareholders of a corporation incorporated in a jurisdiction in the United States would have.

Financial Information Related to the VIEs, page 10

3.	In future filings, please revise to quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences, disaggregating income attributable to non-PRC subsidiaries, PRC-based subsidiaries and consolidated VIEs.

Response:

The Company acknowledges the Staff’s comments. In response to the Staff’s comments, the Company respectfully advises the Staff that it intends to add the following disclosure under a new section headed “Dividends or Distributions Made to the Holding Company” on page 14 of the 2021 Form 20-F in future filings:

Dividends or Distributions Made to the Holding Company

The income of our holding company attributable to our non-PRC subsidiaries was RMB481.0 million, RMB331.4 million and RMB655.4 million for the years ended December 31, 2019, 2020 and 2021, respectively. Among which, certain subsidiaries incorporated in the Cayman Islands made distributions of RMB159.2 million and RMB12.1 million to our holding company for the years ended December 31, 2019 and 2021, respectively. Under the current laws of the Cayman Islands, our holding company is not subject to tax on income or capital gains. No dividend or distribution was made to our holding company by our non-PRC subsidiaries for the year ended December 31, 2020.

The income/(loss) of our holding company attributable to our PRC-based subsidiaries was RMB(0.2) million, RMB253.9 million and RMB38.0 million for the years ended December 31, 2019, 2020 and 2021, respectively. No dividends or distributions have been made to our holding company by our PRC-based subsidiaries.

The income of our holding company attributable to the Consolidated Affiliated Entities was RMB289.5 million, RMB393.3 million and RMB616.4 million for the years ended December 31, 2019, 2020 and 2021, respectively. No dividends or distributions have been made to our holding company by the Consolidated Affiliated Entities.

4.	In future filings, the condensed consolidating financial schedule (on pages 10-14 of your filing) should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosure of the condensed consolidated financial schedules on pages 10 to 14 of the 2021 Form 20-F in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Financial Information Related to the VIEs

The following tables set forth the summary condensed consolidated balance sheets data as of December 31, ~~2019,~~ 2020 and 2021 and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2019, 2020 and 2021 of (i) our company, (ii) our subsidiaries other than Noah Group, (iii) Noah Group, which is the primary beneficiary of the Consolidated Affiliated Entities, (iv) the Consolidated Affiliated Entities, and (v) eliminating adjustments ~~and our subsidiaries and (ii) the Consolidated Affiliated Entities, and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2019, 2020 and 2021~~. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. Our and Consolidated Affiliated Entities’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
	Our Company	Our Subsidiaries other than Noah Group	Noah Group	Consolidated Affiliated Entities	~~Eliminating adjustments between (i) our company and our subsidiaries and (ii) the Consolidated Affiliated Entities~~ Eliminations of Adjustments	Consolidated Total

	(RMB in thousands)
Assets
Cash and cash equivalents	224,145	1,993,930	5,049	1,181,479	—	3,404,603
Restricted cash	—	—	—	510		510
Short-term investments	—	83,141	—	9,662	—	92,803
Accounts receivable and contract assets, net	—	332,377	—	475,652	—	808,029
Amounts due from related parties, net	760	135,302	38,583	276,744	—	451,389
Loans receivables, net	—	544,882	—	50,884	—	595,766
Investments in subsidiaries and the Consolidated Affiliated Entities	8,538,829	—	5,349,728	—	~~(8,538,829)~~ (13,888,557)	—
Amounts due from internal companies	—	53,364	701,389	—	(754,753)	—
Long-term investments	—	367,852	—	300,720	—	668,572
Investment in affiliates	301,509	245,122	1,314	854,138	—	1,402,083
Property and equipment, net	—	2,533,665	3,299	43,971	—	2,580,935
Operating lease right-of-use assets, net	—	208,621	—	15,031	—	223,652
Deferred tax assets	—	211,166	61,427	63,312	—	335,905
Other assets	637	211,166	52,872	60,867	—	325,542
Total assets	9,065,880	6,920,588	6,224,258	3,332,970	~~(9,293,582)~~ (14,643,310)	10,889,789
Liabilities
Accrued payroll and welfare expenses	—	522,641	42,253	381,653	—	946,547
Income tax payable	—	41,034	—	149,226	—	190,260
Amounts due to internal companies	575,428	—	—	179,325	(754,753)	—
Deferred revenue	—	56,910	—	6,721	—	63,631
Contingent liabilities	433,345		—	—	—	433,345
Deferred tax liabilities	—	233,880	—	254	—	234,134
Operating lease liabilities, non-current	—	115,444	—	15,512	—	130,956
Other liabilities	16,332	400,682	40,404	291,857	—	749,275
Total liabilities	1,025,105	1,370,591	82,657	1,024,548	(754,753)	2,748,148
Total net assets	8,040,775	5,549,997	6,141,601	2,308,422	~~(8,538,829)~~ (13,888,557)	8,141,641

	As of December 31, 2020
	Our Company	Our Subsidiaries other than Noah Group	Noah Group	Consolidated Affiliated Entities	~~Eliminating adjustments between (i) our company and our subsidiaries and (ii) the Consolidated Affiliated Entities~~ Eliminations of Adjustments	Consolidated Total

	(RMB in thousands)
Assets
Cash and cash equivalents	1,359,841	2,803,512	2,324	839,534	—	5,005,211
Restricted cash	—	6,408	—	3,585	—	9,993
Short-term investments	—	39,928	—	75,000	—	114,928
Accounts receivable and contract assets, net	—	300,502	—	133,956	—	434,458
Amounts due from related parties, net	778	168,521	—	350,879	—	520,178
Loans receivables, net	—	314,274	—	104,673	—	418,947
Investments in subsidiaries and the Consolidated Affiliated Entities	6,107,489	—	3,972,028	—	~~(6,107,489)~~ (10,079,517)	—
Amounts due from internal companies	—	438,213	—	—	~~(200,391)~~ (438,213)	—
Long-term investments	—	255,288	472	280,624	—	536,384
Investment in affiliates	279,430	243,489	1,314	740,452	—	1,264,685
Property and equipment, net	—	227,833	2,702	18,134	—	248,669
Operating lease right-of-use assets, net	—	255,144	—	19,010	—	274,154
Deferred tax assets	—	156,194	26,897	41,149	—	224,240
Other assets	41,425	215,818	44,364	46,132	—	347,739
Total assets	7,788,963	5,425,124	4,050,101	2,653,128	~~(6,307,880)~~ (10,517,730)	9,399,586
Liabilities
Accrued payroll and welfare expenses	—	514,060	25,151	166,411	—	705,622
Income tax payable	—	40,888	—	99,889	—	140,777
Amounts due to internal companies	56,937	—	237,822	143,454	~~(200,391)~~ (438,213)	—
Deferred revenue	—	63,597	—	8,016	—	71,613
Contingent liabilities	530,433	—	—	—	—	530,433
Deferred tax liabilities	2,276	40,535	—	3,070	—	45,881
Operating lease liabilities, non-current	—	174,261	—	20,123	—	194,384
Other liabilities	13,806	218,290	29,656	171,753	—	433,505
Total liabilities	603,452	1,051,631	292,629	612,716	~~(200,391)~~ (438,213)	2,122,215
Total net assets	7,185,511	4,373,493	3,757,472	2,040,412	~~(6,107,489)~~ (10,079,517)	7,277,371

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2021
	Our Company	Our Subsidiaries other than Noah Group	Noah Group	Consolidated Affiliated Entities	~~Eliminating adjustments between (i) our company and our subsidiaries and (ii) the Consolidated Affiliated Entities~~ Eliminations of Adjustments	Consolidated Total

	(RMB in thousands)
Net revenue	—	2,975,886	46,221	1,505,108	~~(225,361)~~ (234,121)	4,293,094
Total operating cost and expenses	(42,240)	(2,238,991)	(179,871)	(867,215)	~~225,361~~ 234,121	(3,094,196)
(Loss) income from operations	(42,240)	736,895	(133,650)	637,893	—	1,198,898
Total other (expenses) income	(21,853)	103,108	(5,979)	23,868	—	99,144
Income tax expenses	—	(133,024)	34,530	(195,446)	—	(293,940)
Income from equity in affiliates	68,388	83,485	—	150,106	—	301,979
Income from equity in subsidiaries and the Consolidated Affiliated Entities	1,309,836	—	790,762	—	~~(1,309,836)~~ (2,100,598)	—
Net income	1,314,131	790,464	685,663	616,421	~~(1,309,836)~~ (2,100,598)	1,306,081

	For the year ended December 31, 2020
	Our Company	Our Subsidiaries other than Noah Group	Noah Group	Consolidated Affiliated Entities	~~Eliminating adjustments between (i) our company and our subsidiaries and (ii) the Consolidated Affiliated Entities~~ Eliminations of Adjustments	Consolidated Total

	(RMB in thousands)
Net revenue	—	2,511,001	2,905	978,589	~~(184,803)~~ (186,669)	3,305,826
Total operating cost and expenses	(5,944)	(1,625,523)	(77,639)	(524,913)	~~184,803~~ 186,669	(2,047,350)
(Loss) income from operations	(5,944)	885,478	(74,734)	453,676	—	1,258,476
Total other (expenses) income	(1,793,649)	(170,939)	52,349	68,444	—	(1,843,795)
Income tax expenses	(3,058)	(145,545)	18,706	(128,563)	—	(258,460)
Income (loss) from equity in affiliates	78,768	21,747	—	(258)	—	100,257
Income from equity in subsidiaries and the Consolidated Affiliated Entities	978,658	—	703,015	—	~~(978,658)~~ (1,681,673)	—
Net (loss) income	(745,225)	590,741	699,336	393,299	~~(978,658)~~ (1,681,673)	(743,522)

	For the year ended December 31, 2019
	Our Company	Our Subsidiaries other than Noah Group	Noah Group	Consolidated Affiliated Entities	~~Eliminating adjustments between (i) our company and our subsidiaries and (ii) the Consolidated Affiliated Entities~~ Eliminations of Adjustments	Consolidated Total

	(RMB in thousands)
Net revenue	—	2,752,980	25,138	867,150	~~(235,382)~~ (253,456)	3,391,812
Total operating cost and expenses	(5,687)	(2,099,786)	(59,626)	(565,203)	~~235,382~~ 253,456	(2,476,846)
(Loss) income from operations	(5,687)	653,194	(34,488)	301,947	—	914,966
Total other (expenses) income	33,617	(33,638)	1,660	51,370	—	53,009
Income tax expenses	(5,257)	(129,040)	7,186	(92,914)	—	(220,025)
Income from equity in affiliates	36,103	50,595	—	29,111	—	115,809
Income from equity in subsidiaries and the Consolidated Affiliated Entities	770,375	—	562,703	—	~~(770,375)~~ (1,333,078)	—
Net income	829,151	541,111	537,061	289,514	~~(770,375)~~ (1,333,078)	863,759

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2021
	Our Company	Our Subsidiaries other than Noah Group	Noah Group	Consolidated Affiliated Entities	~~Eliminating adjustments between (i) our company and our subsidiaries and (ii) the Consolidated Affiliated Entities~~  Eliminations of Adjustments	Consolidated Total

	(RMB in thousands)
Net cash provided by (used in) operating activities	63,125	(105,959)	1,002,272	562,400	—	1,521,838
Net cash used in investing activities	(1,120,785)	(719,823)	(2,100,280)	(207,114)	1,575,908	(2,572,094)
Net cash provided by (used in) financing activities	93,861	(115,391)	1,100,733	(16,416)	(1,575,908)	(513,121)

	For the year ended December 31, 2020
	Our Company	Our Subsidiaries other than Noah Group	Noah Group	Consolidated Affiliated Entities	~~Eliminating adjustments between (i) our company and our subsidiaries and (ii) the Consolidated Affiliated Entities~~  Eliminations of Adjustments	Consolidated Total

	(RMB in thousands)
Net cash provided by (used in) operating activities	412,444	702,787	142,981	(409,359)	(52,500)~~—~~	796,353
Net cash provided by (used in) investing activities	57,424	36,440	(141,996)	357,026	~~(~~43,690~~)~~	352,584
Net cash (used in) provided by ~~used in~~ financing activities	(248,238)	(131,994)	—	—	8,810~~(43,690)~~	(371,422)

	For the year ended December 31, 2019
	Our Company	Our Subsidiaries other than Noah Group	Noah Group	Consolidated Affiliated Entities	~~Eliminating adjustments between (i) our company and our subsidiaries and (ii) the Consolidated Affiliated Entities~~ Eliminations of Adjustments	Consolidated Total

	(RMB in thousands)
Net cash provided by (used in) operating activities	337,150	156,783	32,988	761,312	—	1,288,233
Net cash provided by (used in) investing activities	135,693	(17,901)	(33,380)	(345,092)	78,668	(182,012)
Net cash provided by financing activities	31,688	569,621	—	20,670	(78,668)	543,311

*     *    *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at grant.pan@noahgroup.com, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 186 1049 5593 (mobile), or Ethan Chen at Kirkland & Ellis, at +852 3761 9130 (office) or +852 6125 9733 (mobile). Thank you.

Very truly yours,

By:	/s/ Qing Pan
Name: Qing Pan
Title: Chief Financial Officer

cc:	Steve Lin, Esq., Kirkland & Ellis
Ethan Chen, Esq., Kirkland & Ellis